Exhibit 99.77

AURINIA PHARMACEUTICALS INC.

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Section 4.9 of National Instrument 51-102 (“NI 51-102”)

1.	Names of the parties to the transaction

Aurinia Pharmaceuticals Inc., formerly Isotechnika Pharma Inc. (the “Company”) entered into an arrangement with Aurinia Pharma Corp., formerly Aurinia Pharmaceuticals Inc. (“Aurinia”) and ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which the Company acquired all of the issued and outstanding securities of Aurinia.

2.	Description of the transaction

The Company completed the acquisition of Aurinia pursuant to the terms of an arrangement agreement among the Company, ILJIN and Aurinia. The acquisition took place pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) and was approved by the Company’s shareholders at its shareholder meeting held on August 15, 2013. The acquisition closed on September 20, 2013 and in connection with its completion, the Company changed its name from Isotechnika Pharma Inc. to Aurinia Pharmaceuticals Inc. effective October 23, 2013.

Pursuant to the terms of the plan of arrangement, the Company acquired all of the issued and outstanding common shares in the capital of Aurinia (“Aurinia Shares”) at a ratio of 0.3965949616 Common Shares for each Aurinia Share held by an Aurinia shareholder. ILJIN received 2,524,471 Common Shares upon closing of the Plan of Arrangement in addition to the right to receive up to $11.6 million in future success based milestones (some of which may be paid by the issuance of additional securities).

In exchange for the shares of the Company received by ILJIN, ILJIN terminated all of its rights, licenses and obligations under its outstanding license agreement with the Company relating to voclosporin and all other licenses and sublicenses between ILJIN and any of the Company, Aurinia or Vifor (International) AG (“Vifor”), and suspended all of its current or contemplated legal or financial claims against the Company, Aurinia or Vifor.

3.	Effective date of the transaction

September 20, 2013.

4.	The name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

Aurinia Pharmaceuticals Inc. is the name of the reporting issuer resulting from the transaction. Aurinia Pharma Corp. is the subsidiary of Aurinia Pharmaceuticals Inc. ILJIN Life Science Co. Ltd. was not affected by the transaction.

5.	Date of the reporting issuer’s first financial year-end after the transaction if paragraph 4.9(a) or subparagraph 4.9(b)(ii) of NI 51-102 applies

n/a

6.	Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction if paragraph 4.9(a) or subparagraph 4.9(b)(ii) of NI 51-102 applies

n/a

7.	Documents filed under the Instrument that describe the transaction and where those documents can be found in electronic format, if paragraph 4.9(a) or subparagraph 4.9(b)(ii) of NI 51-102 applies

n/a

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